SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MagnaChip Semiconductor Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

55933J203

(CUSIP Number)

February 28, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 55933J203	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Evermore Global Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,780,278 (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 3,780,278 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,780,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9[1] 11.1%
12	TYPE OF REPORTING PERSON (see instructions) IA

 1 This percentage is based on 34,203,058 shares of common stock outstanding as of January 31, 2018, as set forth in the Issuer’s Form 10-K for the year ended December 31, 2017.

CUSIP NO. 55933J203	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Evermore Global Value Fund, a series of Evermore Funds Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0[2] (See Item 4)
	6	SHARED VOTING POWER 0 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0[2] (See Item 4)
	8	SHARED DISPOSITIVE POWER 0 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,896,461
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9[3] 8.5%
12	TYPE OF REPORTING PERSON (see instructions) IV

 2 The Reporting Person has delegated all authority to vote and dispose of shares of common stock of the Issuer owned by it to Evermore Global Advisors, LLC, but has the right to rescind this authority upon proper notice.

3 This percentage is based on 34,203,058 shares of common stock outstanding as of January 31, 2018, as set forth in the Issuer’s Form 10-K for the year ended December 31, 2017.

CUSIP NO. 55933J203	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer.

MagnaChip Semiconductor Corporation

(b)	Address of Issuer's Principal Executive Offices.

c/o MagnaChip Semiconductor S.A.

1, Allée Scheffer, L-2520

Luxembourg, Grand Duchy of Luxembourg

Item 2.

(a)	Name of Persons Filing.

This Schedule 13G/A is being jointly filed by Evermore Global Advisors, LLC (“EGA”) and Evermore Global Value Fund, a series of Evermore Funds Trust (“EGVF” and, together with EGA, the “Reporting Persons”). Attached as Exhibit 99.1 hereto is a copy of an agreement between the Reporting Persons that this Schedule 13G/A is being filed on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence.

89 Summit Avenue

Summit, NJ 07901

(c)	Citizenship.

EGA is a Delaware limited liability company. EGVF is a Massachusetts business trust.

(d)	Title of Class of Securities.

Common Stock – $0.01 par value

(e)	CUSIP Number.

55933J2013

CUSIP NO. 55933J203	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.	Ownership.

The securities reported herein are beneficially owned by EGVF, an investment company registered under the Investment Company Act of 1940, and other managed account clients of EGA. EGA is an investment adviser registered under the Investment Advisers Act of 1940. Pursuant to the investment advisory agreements entered into by EGA and each of Evermore Funds Trust (of which EGVF is a series) and its other managed account clients, sole investment discretion and voting power over the securities held by such persons has been delegated to EGA, although these agreements and the authority granted to EGA thereunder may be terminated without penalty upon proper notice.

(a)	Amount Beneficially Owned.

EGA – 3,780,278

EGVF – 2,896,461

CUSIP NO. 55933J203	13G	Page 6 of 7 Pages

(b)	Percent of Class.

EGA – 11.1%

EGVF – 8.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

EGA – 3,780,278
EGVF – 0

(ii)	shared power to vote or to direct the vote:

EGA – 0
EGVF – 0

(iii)	sole power to dispose or to direct the disposition of:

EGA – 3,780,278
EGVF – 0

(iv)	shared power to dispose or to direct the disposition of:

EGA – 0

EGVF – 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

EGVF and other managed account clients of EGA have the right to receive or power to direct the receipt of dividends from, as well as proceeds from the sale of, such securities reported herein. EGVF and other managed account clients of EGA collectively had an interest in 3,780,278 shares, or 11.1%, of the class of securities reported herein as of February 28, 2018. EGVF had an interest in 2,896,461 shares, or 8.5%, of the class of securities reported herein as of February 28, 2018. None of EGA’s other managed account clients holds more than five percent of such securities.

CUSIP NO. 55933J203	13G	Page 7 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2018

Evermore Global Advisors, LLC

By:	/s/ Eric LeGoff
Eric LeGoff
President

Evermore Global Value Fund, a series of Evermore Funds Trust

By:	/s/ Eric LeGoff
Eric LeGoff
CEO